Mail Stop 3561

January 29, 2009

Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 West 69th Street
Sioux Falls, South Dakota 57108

      Re: **NorthWestern Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 26, 2008
               Definitive Proxy Statement on Schedule 14A
               Filed April 15, 2008
               File No. 1-10499

Dear Mr. Rowe:

We have completed our review of your Form 10-K for the Fiscal Year Ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A filed April 15, 2008 and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director